UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of OCTOBER, 2004.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date: OCTOBER 14, 2004                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO


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                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         Halo Resources Ltd. (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, BC
         V6E 3V7
         Phone:  (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         Ocotber 14, 2004

3.       PRESS RELEASE

         The press release was released on Ocotber 14, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare
         Phone: (604) 685-9316

9.       DATE OF REPORT

         October 14, 2004.

                               HALO RESOURCES LTD.

                        #1305 - 1090 WEST GEORGIA STREET
                              VANCOUVER, BC V6E 3V7
                    TEL: (604) 685-9316   FAX: (604) 683-1585
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF

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NEWS RELEASE                                                    OCTOBER 14, 2004


                   HALO RESOURCES LTD. COMPLETES 43-101 REPORT


VANCOUVER, BRITISH COLUMBIA, OCTOBER 14TH, 2004 - HALO RESOURCES LTD. "HALO" (TSX-V: HLO, OTC.BB: HLOSF) is pleased to announce the completion of the Company's 43-101 report, which has been filed with regulatory authorities and is available on the Company's website www.halores.com.

The 43-101 report on the Company's Duport Gold Property project near Kenora, Ontario, Canada was completed by Roscoe Postle Associates Inc., (www.rpacan.com) an independent Canadian firm of Geological and Mining Consultants.

The 43-101 report recommends a $2.3 million, two phase exploration work program for the Company's Duport Gold Property with technical objectives to expand the resource base, prepare a new resource estimate, and prepare a scoping study.

Halo's future plans include finalizing the acquisition of the Duport Gold Property, securing financing and commencing work on the exploration program recommended in the 43-101 report.

The Company is continuing to evaluate and conduct due diligence on advanced exploration and near production properties to develop a diversified portfolio of Canadian mining projects.

Halo Resources Ltd. is a Canadian based resource company focused on the acquisition of near production precious and base metal deposits. The Company is operated by an experienced management team and backed by a strong network of resource exploration and mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

/s/ Marc Cernovitch

Marc Cernovitch
VP of Corporate Development

                                      -30-

For more information please contact: Halo Resources Ltd. #1305-1090 West Georgia Street, Vancouver BC Canada V6E 3V7 tel: 604-601-8208, fax: 604-601-8209 or email: info@halores.com website: www.halores.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents forward looking statements that involve inherent risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance; they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the Company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the mining industry, time in the Company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission.

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